                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                         Hypertension Diagnostics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $ .01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  44914V 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Girard P. Miller
                          Lindquist & Vennum P.L.L.P.
                                4200 IDS Center
                             80 South Eighth Street
                          Minneapolis, Minnesota 55402
                           Telephone: (612) 371-2467
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               February 14, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 44914V 10 4             13D                        PAGE 2  OF 5  PAGES
         ---------------------                                    --    --
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Charles F. Chesney, D.V.M., Ph.D.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

       NA
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                                             307,046
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                                                 -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                                             307,046
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                                                 -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   307,046
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       5.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

                                       IN
--------------------------------------------------------------------------------

ITEM 1.  Security and Issuer

         This Schedule 13D relates to shares of the common stock, par value $0.01 per share (the "Common Stock"), of Hypertension Diagnostics, Inc., a Minnesota Corporation (the "Issuer"), whose principal executive officers are located at 2915 Waters Road, Suite 108, Egan, MN 55121-1562.

ITEM 2.  Identity and Background

         (a) Name. This statement is being filed by Charles F. Chesney, D.V.M., Ph.D.

         (b) The Address of Dr. Chesney is 2915 Waters Road, Suite 108, Eagan, Minnesota 55121-1562.

         (c) Dr. Chesney is Executive Vice President and Chief Technology Officer of the Issuer.

         (d)      Criminal Proceedings.  None.

         (e)      Litigation.  None.

         (f)      Citizenship. Charles F. Chesney is a citizen of the United
                  States.

ITEM 3.  Source And Amount of Funds or Other Consideration

                  (Grant of Option)

ITEM 4.  Purpose of Transaction

         The Issuer granted Dr. Chesney an option to purchase 5,000 shares of common stock on February 19, 1999 in connection with his service as a director of the Issuer. All shares vest immediately.

ITEM 5.  Interest in Securities of the Issuer

         (a) Dr. Chesney is the beneficial owner of 307,046 shares of the Issuer, representing approximately 5.7% of the outstanding shares of the Common Stock. The calculation of the foregoing percentage is based on 5,109,235 shares of Common Stock shown as being outstanding on the Form 10-QSB Quarterly Report filed by the Issuer with the Securities and Exchange Commission for the quarter ended September 30, 1999. Of the 307,046 shares, 254,046 are deemed owned due to currently exercisable options.

         (b) Dr. Chesney has sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares.


                               Page 3 of 5 Pages

         (c) Except as described herein, their have been no transactions by Dr. Chesney in the securities of the Issuer during the past sixty days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

         None.

ITEM 7.  Materials to be filed as Exhibits

         7.1      Hypertension Diagnostics, Inc. 1998 Stock Option Plan




                               Page 4 of 5 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 10, 2000.


                                      /s/ Charles F. Chesney
                                      ------------------------------------------
                                          Charles F. Chesney, D.V.M., Ph.D.







                               Page 5 of 5 Pages